Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation

File Number of Filer: 001-15185

Subject Company: Capital Bank Financial Corp.

File Number of Subject Company: 001-35655

First Horizon National Corporation Morgan Stanley Financial Services Conference June 13, 2017

Disclaimer

Forward-Looking Statements

This communication contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, which announced a proposed transaction on May 4, 2017, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon's and Capital Bank's product offerings; the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon's and Capital Bank's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of First Horizon's website, http://www.firsthorizon.com, under the heading "SEC Filings" and in other documents First Horizon files with the SEC, and in Capital Bank's Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the "Investor Relations" section of Capital Bank's website, www.CapitalBank-US.com, under the heading "Financials & Filings" and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Horizon and Capital Bank and a Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon's shareholders and Capital Bank's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC's website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document, when it becomes available, may be obtained as described in the preceding paragraph.

FIRST HORIZON NATIONAL CORPORATION

2

3 Building the Foundation for Attractive Long - Term Earnings Power ▪ Expanding banking relationships with emphasis on economic profit ▪ Continued balance sheet growth momentum ▪ Focused on ongoing expense discipline ▪ Optimizing use of capital deployment ▪ Work underway for successful merger integration with Capital Bank Successfully Executing on Key Priorities FHN Is Well Positioned For Attractive Long - Term Earnings Power

Regional Banking Performance Remains Strong PPNR Up 36% Year - Over - Year, Balance Sheet Momentum Solid ▪ Strong PPNR driven by NII growth on solid loan and deposit momentum ▪ NII and PPNR up 31% and 36% YOY, respectively ▪ Steady deposit gathering maintains attractive core relationship funding mix ▪ Portfolio mix comfortably within exposure limits providing flexibility for future growth and opportunities to increase market share ▪ Credit quality a continued strength Numbers/percentages may not add due to rounding. Data as of 03.31.2017, unless otherwise noted. YOY – year - over - year. 1 Pre - provision net revenue is not a GAAP number, but is used in regulatory stress test reporting. The presentation of PPNR follow s the regulatory definition. 2 Peers listed in appendix. 4 Loan and Deposit Growth Outpaces Peers 1Q17 Regional Banking Loan Portfolio Mix Healthcare 3% Correspondent 2% Energy 1% Specialty Banking Areas Franchise Finance 6% Commercial Real Estate 12% Commercial 24% Asset Based Lending 9% Business Banking 5% $11.9 $17.2 1Q14 1Q17 + 13% CAGR $15.1 $19.7 1Q14 1Q17 + 9% CAGR Avg. Loans Avg. Deposits ▪ Regional Bank loans and deposits are up 13 % and 9% annually since 1Q14 vs Peer median 2 of 9% and 8% $77 $70 $79 $86 $104 $0 $25 $50 $75 $100 $125 1Q16 2Q16 3Q16 4Q16 1Q17 $125mm Strong YOY PPNR Improvement PPNR 1 +36% Wealth Management 14% Retail 12% $(B)

Regional Banking Average Loan Growth Driven Compares Favorably to Industry Data 11% 11% 12% 9% 8% 1% 4% 5% 1% 5% 7% 8% 8% 8% 7% 5% 0% 5% 10% 15% 20% 1Q16 2Q16 3Q16 4Q16 1Q17 Loans to Mortgage Companies Franchise Finance Acquisition Other Regional Banking Loans H.8 data² % Loan Growth Year over Year Loan Growth Momentum Continues Regional Banking Growth Outpacing Industry ▪ Regional bank loan growth outpacing industry, driven by specialty banking areas and growth markets ▪ Loans to Mortgage Companies’ balances fluctuate with mortgage rates and seasonality ▪ Acquired ~$540mm Franchise Finance portfolio in 3Q16 ▪ Commercially - oriented loan portfolio ▪ Average Regional Banking YOY loan growth of 15% since 1Q16 ▪ Excluding acquired Franchise Finance loans and Loans to Mortgage Companies, average loan growth of 10% 1 5 Data as of 03.31.2017, unless otherwise noted. Numbers/Percentages may not add to total due to rounding. 1 This number is Non - GAAP and is reconciled to the GAAP number of 15% in the Regional Banking average loan growth graph. 2 H.8 data source: St. Louis Fed. H.8 release provides an estimated weekly aggregate balance sheet for all commercial banks in the United States. 3 Loans to Mortgage Companies comparisons are 1Q17 vs 1Q16. Loans to Mortgage Companies Volumes Remain Strong As Dwell Times Shorten 3 $2.4 $2.9 $3.3 $3.3 $3.4 $1.5 $2.2 $2.5 $2.0 $1.5 $0 $1 $2 $3 $4 1Q16 2Q16 3Q16 4Q16 1Q17 Commitments PE Balance $4B ▪ Number of customers up 23% ▪ Fundings increased 23%, commitments up 44% ▪ Dwell times down 19% from ~20 days to ~16 days

6 Asset Sensitivity Remains Intact Floating Rate Loans, Solid Core Funding Base Provides Attractive Benefits Data as of 03.31.2017, unless otherwise noted. Numbers/Percentages may not add to total due to rounding . 1 NII sensitivity analysis uses FHN’s balance sheet as of 03.31.2017. Bps impact assumes increase in Fed Funds rate . 2 Deposit beta overview from 4Q16 to 1Q17. Net Interest Income Sensitivity Impact 1 71% ≤ 12 Months +1.1% +$9mm +2.3% +$18mm +4.6% +$36mm 0% 1% 2% 3% 4% 5% +25bps +50bps +100bps ▪ Loan portfolio comprised of 67% floating rate loans ▪ Total deposit beta assumption of 40% through rising rate cycle ▪ Includes DDA and interest - bearing deposits ▪ Market - indexed deposits have driven deposit beta increase ▪ U sed to fund asset - oriented businesses such as Non - Strategic loans, FTN Financial inventory and fluctuations in balances in Loans to Mortgage Companies ▪ Market - indexed deposit funding rates are more attractive than credit - sensitive wholesale borrowing options Total Deposit Beta Overview 2 Shocks assume 40% total deposit beta [VALUE] , 0% beta [VALUE] , 16% beta [VALUE] , 31% beta [VALUE] , 94% beta DDA Retail Interest Bearing Business Interest Bearing Market-Indexed Deposits ▪ Core relationship deposit betas remain low ▪ Total weighted - average deposit beta of 15% excluding market - indexed deposits

FTN Financial Focused on Capturing Market Opportunities Continued Strong Returns Despite Soft Market Conditions 7 Key Drivers Table is intended to provide a general indication of how the various factors may impact fixed income ADR. Actual revenue performance is typically not based on any single factor in isolation but rather on a combination of factors ta ken together and in the context of the overall market and investor sentiment. 1 Segment equity levels reflect those which are specifically identifiable or which are allocated based on an internal allocatio n m ethod. 2 2014 excludes the impact of a ~$47mm insurance recovery from the ~28% ROE and ~147mm in expense reported in that quarter. Thi s number is Non - GAAP and is reconciled in the appendix. ▪ Unique fixed income business model focused on sales and distribution ▪ Delivers consistently strong return on capital and provides counter - cyclicality to Regional Banking segment ▪ Business model adaptable to shifting market conditions due to highly variable expense structure ▪ Successfully closed and integrated Coastal Securities acquisition, substantially expanding government guaranteed loan (“GGL”) products – highly complementary business with great strategic fit over the long term Fixed Income Return on Equity 1 Fixed Income Revenue and Expense Fixed Income Average Daily Revenue Key Drivers Lower Revenue Up Direction of rates Factor Higher Revenue Low Flat Positive Less Certain Market volatility Shape of yield curve State of economy and outlook Expected future market environment Down Moderate Steep Negative More Certain 36% 20% 9% 12% 23% 2012 2013 2014² 2015 2016 $0.0 $0.5 $1.0 $1.5 $0 $200 $400 2012 2013 2014² 2015 2016 Revenue (left axis) Expense (left axis) ADR (right axis) $400mm $1.5mm

8 1Q17 Loan Composition Stable Asset Quality Enhanced by Diversified Loan Portfolio High Quality Commercial Credit Portfolio, > 40% investment grade ▪ Healthy, diversified, commercially - oriented loan portfolio ▪ Low charge - offs with net recoveries the past two quarters ▪ Allowance steady, with adequate coverage ▪ Focused on making economically profitable loans with prudent credit underwriting and disciplined pricing Numbers may not add to total due to rounding. LQ – Linked Quarter. YOY - Year over Year. 1 Total CRE includes C&D , Investor CRE, and Multifamily loans. 2 Peers listed in appendix. Source: SNL Financial as of 12.31.2016 . 67% 141% 204% 0% 50% 100% 150% 200% 250% FHN Peer Lowest Quartile² Peer Highest Quartile² CRE Concentrations Lower than Industry, Allows for Selective Profitable Growth 1Q17 Credit Grading Overview 1 - 4 Family 26% Inv. CRE & Multi. 7% [CATEGOR Y NAME] [VALUE] C&D 4% C&I 28% Consumer 2% Other 23% $0B $2B $4B $6B $8B $10B $12B $14B 1Q17 41% Total CRE 1 / Tier 1 + ALLL PD 1 - 5 High Pass PD 6 - 9 Medium Pass PD 10 - 12 Low Pass PD 13 - 16 Non Pass

Capital Bank Acquisition

Creates Strong Regional Bank with Unique Value Proposition

Consistent with Our M&A Goals

Transaction Highlights

Accelerates Bonefish	▪ Multiyear acceleration in achieving Bonefish targets ▪ Attractive return on capital deployed versus alternatives
Attractive Markets	▪ Further strengthens footprint in Southeast markets that are wealthier and faster growing
Unique Value Proposition	▪ Big bank capabilities with a community bank look and feel ▪ Adds scale (~$40B pro-forma assets) and enhances competitive position ▪ Leverages existing infrastructure
Strengthens Business Mix	▪ 60%+ commercial loans ▪ 94% core deposit funding (1)
Shared Upside	▪ Low premium to long-term relative valuations ▪ Remained disciplined on pricing
Risk Mitigants	▪ Extensive diligence, clean credit, cost savings modeled and revenue synergies identified

Acceleration of Bonefish Targets

	First Horizon Actual 2016	First Horizon Long-Term Targets		Commentary
ROTCE	10.6%	15.0%+	✓	*Enhances profitability & leverages excess capital*
ROA	0.9%	1.1–1.3%	✓	*Improves core profitability and efficiency*
CET1	9.9%	8.0–9.0%	✓	*Utilizes ~100bps of excess capital*
NIM	2.94%	3.25–3.50%	✓	*Improves net interest margins*
Fee Income / Revenue	43%	New Target: 30-40%(2)		*Changing Bonefish Target to reflect new business mix* *Opportunity to improve Capital Bank's 15% fee income ratio*
Efficiency Ratio	72%	60–65%	✓	*Catalyst for significant efficiency improvement*

[1] Excludes jumbo time deposits.
[2] Previous Bonefish target of 40-50%.

FIRST HORIZON NATIONAL CORPORATION

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Capital Bank Acquisition

Positions FHN to Achieve Long-Term Bonefish Targets

Targeting 15%+ ROTCE


10.6%
FHN Organic Growth
CBF Earnings Contribution + Cost Efficiencies
Capital Optimization to Bonefish Levels
15.0% +
1Q17
Long-Term Target

Return Drivers

- FHN continued focus on balance sheet growth, operating leverage and capturing asset sensitivity
- Maintaining Capital Bank momentum and realizing merger cost efficiencies
  - Fully-phased in cost saves expected to improve efficiency ratio 700 bps to below 65%
- Continued efficiency improvements plus fully phased-in merger efficiencies expected to improve efficiency ratio > 700 bps to below 65%
- Revenue enhancements not included, but provide potential additional upside

FIRST HORIZON NATIONAL CORPORATION

Chart illustrates one possible path to achieving the long-term target; it contains no forecast.

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Capital Bank Acquisition

Significant Upside Opportunities

Anticipated Cost-Savings of $65mm+

- ~6% combined cost saves represents ~30% of CBF expense base
- Leverages existing FHN infrastructure capacity
- Branch optimization opportunities
  - ~20% of branches within 2-mile radius
  - First Tennessee averages ~$125mm deposits per branch vs Capital Bank average of ~$40mm

Anticipated Cost-Savings Breakdown



54%
25%
9%
5%
4%
4%
Corporate Functions
Technology
Branch Operations
Professional Services
Regulatory/Risk
Other

Additional Revenue Opportunities

- Increased balance sheet capacity for combined First Tennessee and Capital Bank customer base
- Expanded fee product set for Capital Bank customers
  - Wealth management products
  - Treasury management opportunities

Fee Income Expansion Potential

- FTB Fee Income % of 23% in 1Q17 vs 16% for CBF



FTB
20%
16%
11%
11%
9%
6%
4%
16%
7%
CBF
34%
30%
4%
32%
Brokerage Mgmt
Cash Mgmt
NSF/Overdraft
Trust/Investment
Bankcard
Debit Card
Other Service Charges
Misc
Other

Source: SNL Financial. FTB – First Tennessee Bank refers to the Regional Banking segment.

FIRST HORIZON NATIONAL CORPORATION

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Capital Bank Acquisition

Integration Update

Employee Engagement

- Joint senior leadership team held 9 town hall meetings within 14 days of announcement; met with ~800 CBF employees
- Will be conducting culture survey to optimally build combined culture

Integration Progress

- Executing against comprehensive pre-merger integration plan
- Cross-company integration team with established leads in all functional areas
- Leveraging success of 13 combined prior acquisitions
- Added $15mm to existing community outreach fund

Anticipated Integration Timeline

2Q17	2H17	1H18	2019
▪ Regulatory application ▪ S-4	▪ Shareholder meeting ▪ Anticipated deal closing in 4Q17	▪ Branding ▪ Conversion to FHN system	▪ Fully-phased in cost saves

FIRST HORIZON NATIONAL CORPORATION

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APPENDIX 13

14 1 Bonefish t arget changed to reflect new business mix. Previous Bonefish target of 40 - 50%. Building Long - Term Earnings Power: Bonefish Targets Risk Adjusted Margin Total Assets Earning Assets Pre-tax Income Tax Rate Annualized Net Charge-Offs 0.20% - 0.60% % Fee Income 30% - 40% Efficiency Ratio 60% - 65% Return on Tangible Common Equity 15%+ Equity / Assets Common Equity Tier 1 8% - 9% Return on Assets 1.10% - 1.30% Net Interest Margin 3.25% - 3.50% 1

Reconciliation to GAAP Financials 15 Slides in this presentation use non - GAAP information of return on tangible common equity, adjusted noninterest expense and adjusted return on equity. This information is not presented according to generally accepted accounting principles (GAAP ) and is reconciled to GAAP information below . Numbers may not add to total due to rounding. 1 Assumes ~39% tax rate. 2 Segment equity levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method . Peer group includes ASB, BOH, BOKF, BXS, CBSH, CFR, FCNCA, FULT, HBHC, IBKC, ONB, PB, SNV, TCBI, TCF, TRMK, UBSI, UMBF, UMPQ, VLY, WBS, WTFC. ($ in millions) Return on Tangible Common Equity (ROTCE) 1Q17 Average Total Equity (GAAP) $2,723 Less: Average Noncontrolling Interest (GAAP) $295 Less: Preferred Stock (GAAP) $96 Average Common Equity (GAAP) (a) $2,332 Less: Average Intangible Assets (GAAP) $212 Average Tangible Common Equity (Non-GAAP) (b) $2,120 Annualized Net Income Available to Common (GAAP) (c) $219 Return on Average Common Equity (ROE) (GAAP) (c/a) 9.4% Return on Average Tangible Common Equity (ROTCE) (Non-GAAP) (c/b) 10.3% 2014 Fixed Income Noninterest Expense (GAAP) $147 Insurance Recovery (GAAP) ($47) Adjusted Fixed Income Noninterest Expense (Non-GAAP) $194 2014 Fixed Income Net Income (GAAP) (a) $43 Less: Tax-Adjusted Insurance Recovery¹ (GAAP) $29 Adjusted Fixed Income Net Income (Non-GAAP) (b) $14 Fixed Income Equity ² (GAAP) (c) $152 Fixed Income Return on Equity (GAAP) (a/c) 28% Adjusted Fixed Income Return on Equity (Non-GAAP) (b/c) 9% Adjusted Fixed Income Noninterest Expense Adjusted Fixed Income Return on Equity